SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                (Amendment No. 5)


                    Under the Securities Exchange Act of 1934


                               A.T. CROSS COMPANY
                               ------------------
                                (Name of Issuer)



                       Class A Common Stock, $1 par value
                       ----------------------------------
                         (Title of class of securities)



                                   227478 10 4
                                   -----------
                                 (CUSIP number)








                 (A fee is not being paid with this statement.)








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                                  SCHEDULE 13G
                                (Amendment No. 5)

          1)   Name of Reporting Person. Noel M. Field, Jr.



          2)   Check  the   Appropriate   box  if  a  Member  of  a  Group  (See
               Instructions)

               (a)
               (b)


         3)       SEC Use Only......................................



          4)   Citizenship or Place of Organization. United States



Number of                (5) Sole Voting Power    0
Shares  Bene-                                  -------
ficially                 (6) Shared Voting Power 585,800  (1,487,400 if
Owned By                 Class B common stock beneficially owned is converted to
Each Report-             Class A common stock)
ing Person               (7) Sole  Dispositive Power   0
With                                                 -----
                         (8) Shared  Dispositive  Power 585,800  (1,487,400 if
                         Class B common stock beneficially owned is converted to Class A common stock)


          9) Aggregate Amount Beneficially Owned by Each Reporting Person. 1,487,400 (assumes conversion of all outstanding Class B common stock beneficially owned to Class A common stock)


          10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)



          11)  Percent of Class Represented by Amount in Row 9. 8.7%
                                                               ------


         12)      Type of Reporting Person (See Instructions).        IN
                                                                     ----

Item 1(a).  Name of Issuer.
            ---------------
         A.T. Cross Company.

Item 1(b).  Address of Issuer's Principal Executive Offices.
            ------------------------------------------------
         One Albion Road, Lincoln, Rhode Island 02865.

Item 2(a).  Name of Person Filing.
            ----------------------
         Noel M. Field, Jr.

Item 2(b).  Address of Principal Business Office.
            -------------------------------------
         1500 Fleet Center, Providence, Rhode Island 02903.

Item 2(c).  Citizenship.
            ------------
         United States.

Item 2(d).  Title of Class of Securities.
            -----------------------------
         Class A Common Stock, $1.00 Par Value.

Item 2(e).  CUSIP Number.
            -------------
         227478 10 4.

Item 3.
         Not applicable.

Item 4.  Ownership.
         ----------

             (a)  Amount Beneficially Owned.
                  --------------------------
                    0 directly
                    585,000 held indirectly as co-trustee of trusts 902,400 shares which may be acquired by conversion of Class B Common Stock held as trustee.

             (b)  Percent  of  Class.   8.7%   (assumes   conversion   of  all
                    outstanding shares of Class B common stock beneficially owned to an equal number of shares of Class A common stock).

             (c)  Number of shares of Common Stock as to which Mr. Field has:

               (i)  sole power to vote or to direct the vote:       0
                                                                  ----

               (ii) shared power to vote or to direct the vote:

                    585,000 (1,487,400 if all Class B shares  beneficially owned
                    ------------------------------------------------------------
                    are  converted to Class A shares)
                    ---------------------------------

               (iii) sole power to dispose or to direct the  disposition of:
                         0
                        ---

               (iv) shared power to dispose or to direct the disposition of:

                    585,000 (1,487,400 if all Class B shares  beneficially owned
                    ------------------------------------------------------------
                    are  converted to Class A shares)
                    ---------------------------------

Item 5.  Ownership of Five Percent or Less of a Class.
         ---------------------------------------------
         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ----------------------------------------------------------------
         Not applicable.

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
         -----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company.
         ----------------------------------------------------------
         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         ----------------------------------------------------------
         Not applicable.

Item 9.  Notice of Dissolution of Group.
         -------------------------------
         Not applicable.

Item 10. Certification.
         --------------
         Not applicable.



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         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 8, 2000                            /s/ Noel M. Field, Jr.
                                                   -----------------------------
                                                   Noel M. Field, Jr.